Exhibit (a)(1)(D)

OFFER TO PURCHASE FOR CASH

All Outstanding Ordinary Shares of

ALLEGO N.V.

at

$1.70 per share

Pursuant to the Offer to Purchase

Dated July 3, 2024

by

Madeleine Charging B.V.

an indirect, wholly owned subsidiary of funds managed by

Meridiam SAS

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON JULY 31, 2024, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

July 3, 2024

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Madeleine Charging B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands with its corporate seat in Amsterdam, the Netherlands, and its office address at Zuidplein 126, WTC Toren H, Floor 15, 1077 XV, Amsterdam, the Netherlands, and registered with the trade register of the Netherlands Chamber of Commerce (Kamer van Koophandel) under number 71768068 (“Purchaser”), whose indirect parent entities are managed by Meridiam SAS, a simplified stock company (société par actions simplifiée) incorporated under the laws of France with its principal business office address at 4, place de l’Opera, 75002, Paris, France (“Parent”), to act as Information Agent (the “Information Agent”) in connection with Purchaser’s offer to purchase all of the outstanding ordinary shares, par value €0.12 per share (each, a “Share” and, collectively the “Shares”), of Allego N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands with its corporate seat in Arnhem, the Netherlands, and its office address at Westervoortsedijk 73 KB, 6827 AV Arnhem, the Netherlands, and registered with the trade register of the Netherlands Chamber of Commerce (Kamer van Koophandel) under number 82985537 (“Allego” or the “Company”), that are not already held, directly or indirectly, by Purchaser, Parent or any of their respective affiliates, at a purchase price of US$1.70 per Share, without interest and less applicable withholding taxes, payable in cash (the “Offer Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 3, 2024 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

The Offer is not subject to a minimum tender condition, financing condition, or any condition related to receipt of third party or regulatory approvals or the absence of a material adverse effect. Certain conditions to the Offer are described in “The Tender Offer - Section 15 – Certain Conditions of the Offer” of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;

2.	The Solicitation/Recommendation Statement on Schedule 14D-9 of Allego;

3.	Rule 13e-3 Transaction Statement on Schedule 13E-3 of Allego and Purchaser

4.	The Letter of Transmittal for the information of your clients;

5.

A Notice of Guaranteed Delivery for the information of your clients if the required documents cannot be delivered to us to submit to Broadridge Corporate Issuer Solutions, LLC (the “Depositary”) through The Depositary Trust Company’s (“DTC”) Automated Tender Program (“ATOP”) prior to one minute after 11:59 p.m. (New York City time), on July 31, 2024 (the “Expiration Time,” unless the Offer is extended in accordance with the Transaction Framework Agreement, dated as of June 16, 2024 (as it may be amended from time to time, the “Transaction Framework Agreement”), by and among Purchaser, Meridiam Sustainable Infrastructure Europe IV SLP, a limited partnership (société de libre partenariat) incorporated under the laws of France, with its registered office located at 4, place de l’Opéra 75002 Paris, France, registered with the Paris Trade and Companies Register under number 894856889, represented by Parent, its management company, and the Company, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire) or if the procedure for delivery by book-entry transfer cannot be completed prior to the Expiration Time;

6.

A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

7.	A return envelope addressed to the Depositary for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at one minute after 11:59 p.m. (New York City time), on July 31, 2024, unless the Offer is extended or earlier terminated.

The Offer is being made pursuant to the Transaction Framework Agreement, and unless the Offer is earlier terminated, the Offer will expire at the Expiration Time. The Transaction Framework Agreement provides, among other things, that, subject to the terms and conditions set forth therein, Purchaser will (and Parent will cause Purchaser to), (a) at or as promptly as practicable following the Expiration Time, irrevocably accept for payment (the time of acceptance for payment, the “Acceptance Time”) and (b) at or as promptly as practicable following the Acceptance Time, pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time (such time of payment, the “Closing”). It is expected that following the Closing, the Company will voluntarily delist the Shares from the New York Stock Exchange (the “Delisting”). As soon as possible and permitted after the Delisting Allego will deregister the Shares under the Securities Exchange Act of 1934, as amended, resulting in the suspension of Allego’s reporting obligations with respect to the Shares with the United States Securities and Exchange Commission.

Under no circumstance will interest be paid on the Offer Consideration in connection with the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

A committee (the “Independent Transaction Committee”) of the board of directors of Allego (the “Board”) consisting of Christian Vollmann, Patrick Sullivan and Ronald Stroman, each of whom is an independent director of the Board and does not have a conflict of interest with respect to the Transactions (as defined in the Offer to Purchase) reviewed the terms and conditions of theTransactions, including the terms and conditions of the Offer, with the assistance of its legal and financial advisors. The Independent Transaction Committee recommended to the Board that it (a) determine that, on the terms and subject to the conditions set forth in the Transaction Framework Agreement, the Transactions are in the best interest of the Company and its business and promote the sustainable success and the sustainable long-term value creation of the Company’s business, having taken into account the interests of its stakeholders (including the Company’s shareholders other than Purchaser, Parent or any affiliate thereof (such unaffiliated shareholders, from time to time, the “Unaffiliated Shareholders”)), (b) approve the execution of the Transaction Framework Agreement by the Company and the performance by the Company of its obligations thereunder and (c) resolve, that the Company pursue the Transactions on the terms and subject to the provisions of the Transaction Framework Agreement. Following receipt of such recommendation, the Board (other than the directors who recused themselves from all deliberations and decision-making of the Board regarding the Transactions (the “Recused Directors”)) reviewed the terms and conditions of the Transactions, including the terms and conditions of the Offer, and unanimously (a) determined that, on the terms and subject to the conditions set forth in the Transaction Framework Agreement, the Transactions are in the best interests of Allego and its business and promote the sustainable success and the sustainable long-term value creation of Allego’s business, having taken into account the interests of its stakeholders (including the Unaffiliated Shareholders), (b) approved the execution of the Transaction Framework Agreement by Allego and the performance by Allego of its obligations thereunder and (c) resolved that Allego pursue the Transactions on the terms and subject to the provisions of the Transaction Framework Agreement.

The Independent Transaction Committee and the Board (other than the Recused Directors) on behalf of Allego are supportive of the commencement of the Offer but, after careful consideration, including a thorough review of the terms and conditions of the Offer and the Transaction Framework Agreement determined to take no position and make no recommendation, and to express no opinion and to remain neutral, with respect to the Offer. A more complete description of the reasons that the Board approved the Offer is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 that Allego is furnishing to the Unaffiliated Shareholders in connection with the Offer.

In order for Unaffiliated Shareholders to validly tender their Shares pursuant to the Offer, either (a) (i) an Agent’s Message (as defined in Instruction 2 of the Letter of Transmittal) in lieu of a Letter of Transmittal in the case of tendering Shares held in “street” name by book-entry transfer and (ii) a confirmation of a book-entry transfer into the Depositary’s account at DTC of the Shares tendered by book-entry transfer (pursuant to the procedures set forth in “The Tender Offer - Section 3 – Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase) must all be received by the Depositary at its addresses set forth on the back cover of the Offer to Purchase, or (b) the tendering shareholder must comply with the guaranteed delivery procedures set forth in “The Tender Offer - Section 3 – Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase. No alternative, conditional or contingent tenders will be accepted.

Except as set forth in the Offer to Purchase, neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 5 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.

Very truly yours,

Innisfree M&A Incorporated

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders may call toll free: (877) 750-8240

Banks and brokers may call: (212) 750-5833